April 6, 2010

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549
Attn: H. Christopher Owings

Re:	The Amacore Group, Inc.
Preliminary Information Statement on Schedule 14C
Filed September 9, 2009
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 31, 2009
File No. 000-27889

Dear Ms. Long

We are counsel to The Amacore Group, Inc. (the “Company”). We hereby submit, on behalf of the Company, a response to certain questions raised by the staff of the Securities and Exchange Commission (the “Staff”) in its letter of comments dated October 6, 2009 (the “Comment Letter”) relating to the Company’s Preliminary Information Statement on Schedule 14C filed on September 9, 2009 and the Company’s Form 10-K for the fiscal year ended December 31, 2009 filed on March 31, 2009.  Set forth below is the Company’s responses to the Staff’s comments.

The Company’s responses are numbered to correspond to the Staff’s comments and are filed in conjunction with Amendment No. 1 to the Preliminary Information Statement on Schedule 14C (“Amendment No. 1”).  For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment.  We are also sending courtesy copies of this letter to you by Federal Express, together with a redline of Amendment No. 1 marked to show changes to the Schedule 14C as filed on September 9, 2009.

Preliminary Information Statement on Schedule 14C

General Information, page 1

1.
On page five, you state that one of the actions to be taken by written consent of a majority of your shareholders is an amendment to your certificate of incorporation to increase the number of authorized shares of common stock from 1,500,000,000 shares to 6,000,000,000 shares. However, it does appear that you disclose this action in the section of your document entitled, "General Information." Please revise or advise.

Response:
In response to the Staff’s comment, the Company has revised the section of the document entitled, “General Information” to include disclosure regarding the amendment to its certificate of incorporation to increase the number of authorized shares of common stock from 1,500,000,000 shares to 6,000,000,000 shares.

Action 1 — Approval of Amendment to Certificate of Incorporation to Increase.... page 5

Purpose of the Increase in Authorized Shares of Common Stock and Class A....page 5

2.
We note that you seek to amend your certificate of incorporation to increase your authorized shares of common stock from 1,500,000,000 to 6,000,000,000 and authorized shares of Class A common stock from 1,360,000,000 to 5,860,000,000. Please revise to discuss the reason why you believe such an extreme amount of shares is necessary. We note your statement that you may not have enough Class A shares authorized to issue all the additional shares described on page five. We also note your indication that this increase will allow you greater flexibility, but it is not clear why an increase to a lesser fixed number of shares would not provide the same amount of flexibility. In this regard, please address the need to increase the authorized shares of your Class A common stock in light of the proposed reverse stock split of your Class A common stock as described in the section of your document entitled, "Action 6—Approval of Amendment to Certificate of Incorporation to Effect a Reverse Stock Split."

Response:
The table below summarizes the number of shares of Class A common stock issuable upon conversion of outstanding convertible preferred stock and exercise of outstanding warrants:

	Number of Shares / Warrants	Total Underlying Shares of Class A common stock
Preferred Stock
Series A Convertible Preferred Stock	155	310,000
Series G Convertible Preferred Stock	1,200	436,363,636
Series H Convertible Preferred Stock	400	145,454,545
Series I Convertible Preferred Stock	1,650	600,000,000
Series L Convertible Preferred Stock	1,050	1,050,000,000
		2,232,128,181

Proposed Series M Convertible Preferred Stock (1)	500	500,000,000

Warrants
Series A Warrants	28,533,217	28,533,217
Series B Warrants	1,500,000	1,500,000
Series G Warrants	67,500,000	67,500,000
Series H Warrants	45,000,000	45,000,000
Series I Warrants	185,600,000	185,600,000
Series L Warrants	118,125,000	118,125,000
		446,258,217

Total		3,178,386,398

(1)
The Company is currently in negotiations with Vicis Capital Master Fund regarding a proposed offering of 500 shares of to-be designated Series M Convertible Preferred Stock.  The Series M Convertible Preferred Stock would be convertible into an aggregate of 500,000,000 shares of the Company’s Class A Common Stock.

The table below compares the number of shares currently issued and outstanding, the number of shares issuable upon conversion of outstanding convertible preferred stock and proposed convertible preferred stock, exercise of outstanding warrants, the number of shares potentially issuable in connection with the Company’s Lifeguard acquisition and the number of authorized shares remaining available for issuance:

Total Issued and Outstanding Shares as of March 29, 2010	1,047,725,428
Total Shares Issuable Upon Exercise of Convertible Preferred	2,232,128,182
Total Shares Issuable Upon Exercise of Warrants	446,258,217
Total Potential Shares Issuable in Connection with Lifeguard Acquisition	148,862,910	(1)
Total Shares Issuable Under 1997 Stock Incentive Plan	750,000
Total Potential Shares Issuable Upon Exercise of Contemplated Series M	500,000,000
Convertible Preferred

Total	4,375,724,737
Total Current Authorized Shares of Class A Common	1,360,000,000
Shortfall	(3,015,724,737)

(1)
On October 9, 2007, pursuant to the Agreement and Plan of Merger by and among the Company, LBS Acquisition Corp. and Lifeguard Benefit Service, Inc. (“Lifegaurd”), the Company acquired 100% ownership of Lifeguard (the “Merger Agreement”).  Pursuant to the Merger Agreement, the Company issued 2.469771 shares of Class A common stock with a deemed value of $5.00 per share for each share of Lifeguard common stock.  Pursuant to the Merger Agreement, in the event the average trading price of the Company’s Class A common stock over the  30-day period preceding the 18 month anniversary of the closing of the merger  is less than $5.00 but not less than $1.50, we will be required to issue additional shares of common stock to the LifeGuard  stockholders so that the aggregate market value of the  shares issued pursuant to the merger plus such additional shares, if any, amounts to $12,348,885 as of the date 18 months after closing, based on the average trading price.  In the event the average trading price of our common stock over the 30-day period preceding the date 18 months after closing is less than $1.50, at the Company’s  option, we may either (i) issue the LifeGuard  stockholders additional shares of common stock as provided above, or (ii) unwind the merger by transferring to LifeGuard stockholders all of the outstanding shares of capital stock of LifeGuard .  In the event we elect to unwind the merger, the LifeGuard stockholders will be required to transfer 80% of the shares issued pursuant to the merger back to the Company.  The average trading price of the Company’s common stock during the 30-day period preceding the date 18 months after the closing was less than $0.73.  Accordingly, the Company may potentially have to issue 148,862,910 shares of Class A common stock to the former Lifeguard shareholders.

The Company is seeking to increase its authorized shares of common stock from 1,500,000,000 to 6,000,000,000 and its authorized shares of Class A common stock from 1,360,000,000 to 5,860,000,000 so that there are sufficient shares available for issuance upon conversion of outstanding convertible preferred stock and upon exercise of outstanding warrants.  In addition, the Company is seeking to have sufficient shares available for issuance in the future with respect to possible future stock splits, equity financings, stock-for-stock acquisitions, stock dividends, equity compensation plans or other transactions that involve the issuance of Class A Common Stock, including a current proposed offering of the Company’s to be designated Series M Convertible Preferred Stock t oVicis Capital Master Fund, which could result in the issuance of up to 500,000,000 shares of the Company’s Class A common stock.

The Board of Directors is also authorized until September 30, 2010 to implement the reverse split at a ratio of 1-for-50 or 1-for-100. In determining whether or not to implement the reverse split, and if so, at what ration, the Board of Directors will consider, among other things: anticipated future issuances of Class A common stock; the historic trading price and trading volume of the Company’s common stock; the anticipated impact of the reverse split and prevailing general market and economic conditions.

3.
We note your disclosure that you have reserved an aggregate of 331,235,704 shares of Class A common stock issuable upon conversion of your Class B common stock, Series A convertible preferred stock, Series G convertible preferred stock, Series H convertible preferred stock, and Series I convertible preferred stock, and upon the exercise of outstanding warrants to acquire Class A common stock. Also, we note your disclosure that you recently issued 450 shares of Series L convertible preferred stock, which will be convertible into approximately 450,000,000 shares of Class A common stock and a warrant to acquire 50,625,000 shares of Class A common stock. Further, we note your disclosure that, despite your reservation of Class A shares, you may not have enough shares of Class A common stock authorized to issue all these additional shares. Because you may not have enough shares of Class A common stock authorized to issue all these additional shares, please disclose the facts and circumstances that you considered when you issued the various series of convertible preferred stock and warrants described above and the notes you discuss on page 11 that are convertible into Class A or Class B common shares. Please address the consideration given by the board to the adverse effects of these transactions on the company's common shareholders.

Response:
The Company obtained the written consent of the majority of its stockholders in order to amend its Certificate of Incorporation to increase the number of authorized shares of Class A common stock from 1,360,000,000 shares to 5,860,000,000 shares on June 23, 2009.  The initial issuance of Series L convertible preferred stock and Series L Warrants occurred on June 29, 2009.  Pursuant to the Certificate of Designation of the Series L convertible preferred stock, was not convertible into shares of Class A common stock of the Company until September 30, 2009.  In addition the Series L Warrants are not exercisable until December 31, 2009.  At the time of the initial issuance of the Series L convertible preferred stock, the Company reasonably expected that the increase in authorized shares of common stock would be effective no later than September 30, 2009.  On September 21, 2009, the Company did a second issuance of Series L convertible preferred stock and Series L Warrants.  At such time, the increase in authorized shares of common stock was not yet effective.  Accordingly, the Company amended the Series L Warrants such that they were not exercisable until December 31, 2009.

4.
In this regard, please provide us, with a view toward disclosure in the information statement, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with, these transactions that you have made or may be required to make to any holder, any affiliate of a holder, or any person with whom any holder has a contractual relationship regarding these transactions (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment.

Further, please provide us, with a view toward disclosure in the information statement, with disclosure of the net proceeds to the issuer from the sale of the convertible preferred stock, warrants, and convertible notes.

Response:
Shares of the Company’s Series G, H, I and L Preferred Stock are entitled to receive dividends payable on the stated value of the Preferred Stock at a rate of six percent (6%) per annum, which shall be cumulative, accrue daily from the issuance  date and be due and payable on the first day of each calendar quarter.  Such dividends accrue whether or not declared, but no dividend shall be paid unless there are profits, surplus or other funds legally available for the payment of dividends.  Dividends are payable in cash or Class A common stock, at the option of the holder.  The accumulation of unpaid dividends shall bear interest at a rate of six percent (6%) per annum.

In response to the Staff’s comment, the Company has included the following table which summarizes the dollar amount of each payment in connection with these transactions that it has made or may be required to make to any holder, any affiliate of a holder or to any person with whom any holder has a contractual relationship in Amendment No.1:

	Date	Gross Proceeds	Payments Made or Required to Be Made by the Company (1)	Net Proceeds
Series
A	12/7/99	$155,000	0	$155,000

G	10/15/07	$3,000,000	$425,277.71	$2,574,722.29
G	1/31/08	$3,000,000	$370,602.64	$2,629,397.36
G	3/13/08	$4,000,000	$449,943.42	$3,550,056.58
G	4/30/08	$2,000,000	$208,549.18	$1,791,450.82

H	6/2/08	$4,000,000	$395,301.64	$3,604,698.36

I	9/30/08	$4,000,000	$309,014.79	$3,690,985.21
I	10/6/08	$2,000,000	$152,779.40	$1,847,220.60
I	12/31/08	$2,500,000	$153,390.41	$2,346,609.59
I	1/13/09	$4,000,000	$237,064.33	$3,762,935.67
I	3/31/09	$4,500,000	$182,722.19	$4,317,277.81

L	6/29/09	$4,500,000	$136,020.82	$4,363,979.18
L	11/13/09	$6,000,000	$98,937.50	$5,901,062.50

(1)
Pursuant to their respective Certificates of Designation, holders of the Company’s Series G, H, I, and L Preferred Stock are entitled to receive dividends payable on the stated value of the preferred stock at a rate of six percent (6%) per annum, which shall be cumulative, accrue daily from the issuance date and be due and payable on the first day of each calendar quarter.  Such dividends accrue whether or not declared, but no dividend shall be paid unless there are profits, surplus or other funds legally available for the payment of dividends.  Dividends are payable in cash or common stock, at the option of the holder.  The accumulation of unpaid dividends shall bear interest at a rate of six percent (6%) per annum.

5.	Please provide us, with a view toward disclosure in the information statement, with tabular disclosure of:

•
the total possible profit the holders could realize as a result of the conversion discount for securities underlying the convertible preferred stock, warrants, and convertible notes, presented in a table with the following information disclosed separately:

•
the market price per share of the securities underlying the convertible preferred stock, warrants, and convertible notes on the date of the sale of the convertible preferred stock, warrants, and convertible notes;

•	the conversion price per share of the underlying securities on the date of the sale of the convertible preferred stock, warrants, and convertible notes, calculated as follows:

•	if the conversion price per share is set at a fixed price, use the price per share established by the convertible preferred stock, warrants, and convertible notes; and

•
if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying securities, use the conversion discount rate and the market rate per share on the date of the sale of the convertible preferred stock, warrants, and convertible notes and determine the conversion price per share as of that date;

•
the total possible shares underlying the convertible preferred stock, warrants, and, convertible notes (assuming complete conversion of the convertible preferred stock, full exercise of the warrants, and complete conversion of the convertible notes, including the maximum number convertible preferred stock, warrants, and convertible notes available for issuance as dividends, if any);

•
the combined market price of the total number of shares underlying the convertible preferred stock, warrants, and convertible notes calculated by using the market price per share on the date of the sale of the convertible preferred stock, warrants, and convertible notes and the total possible shares underlying the convertible preferred stock, warrants, and convertible notes;

•
the total possible shares the holders may receive and the combined conversion price of the total number of shares underlying the convertible preferred stock, warrants, and convertible notes calculated by using the conversion price on the date of the sale of the convertible preferred stock, warrants, and convertible notes and the total possible number of shares the holders may receive; and

•
the total possible discount to the market price as of the date of the sale of the convertible preferred stock, warrants, and convertible notes, calculated by subtracting the total conversion price on the date of the sale of the convertible preferred stock, warrants, and convertible notes from the combined market price of the total number of shares underlying the convertible preferred stock, warrants, and convertible notes on that date.

If there are provisions in the convertible preferred stock, warrants, and convertible notes that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure, as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Response:

In response to the Staff’s comment, the Company has included the following table in Amendment No. 1 which summarizes the total possible profit the holders could realize as a result of the conversion discount for securities underlying the convertible preferred stock, warrants, and convertible notes:

	Date	# of Shares / Warrants	Market Price at Date of Sale (1)	Conversion Price on Date of Issuance (2)	Total Possible Underlying Shares	Combined Market Price on Underlying Shares (3)	Combines Value Based on Conversion / Exercise Price	Possible Profit Due to Conversion Discount (4)
Convertible Preferred (4)
Series A	12/7/99	155	$0.03	$0.0005	310,000	$9,300	$155	$9,145
Series G	10/15/07	300	$0.66	$0.0275	109,090,909	$72,000,000	$3,000,000	$69,000,000
Series G	1/31/08	300	$0.42	$0.0275	109,090,909	$45,818,182	$3,000,000	$42,818,182
Series G	3/13/08	400	$0.39	$0.0275	145,454,545	$56,727,273	$4,000,000	$52,727,273
Series G	4/30/08	200	$0.405	$0.0275	72,727,273	$29,454,546	$2,000,000	$27,454,546
Series H	6/2/08	400	$0.40	$0.0275	145,454,545	$58,181,818	$4,000,000	$54,181,818
Series I	9/30/08	400	$0.205	$0.0275	145,454,545	$29,818,182	$4,000,000	$25,818,182
Series I	10/6/08	200	$0.175	$0.0275	72,727,273	$12,727,273	$2,000,000	$10,727,273
Series I	12/31/08	250	$0.11	$0.0275	90,909,091	$10,000,000	$2,500,000	$7,500,000
Series I	1/13/09	400	$0.10	$0.0275	145,454,545	$14,545,455	$4,000,000	$10,545,455
Series I	3/31/09	400	$0.07	$0.0275	145,454,545	$10,181,818	$4,000,000	$6,181,818
Series L	6/29/09	450	$0.045	$0.01	450,000,000	$20,250,000	$4,500,000	$15,750,000
Series L	11/13/09	600	$0.03	$0.01	600,000,000	$18,000,000	$6,000,000	$12,000,000

Warrants (4)
Series G	3/13/08	45,000,000	$0.39	$0.375	45,000,000	$17,550,000	$16,875,000	$675,000
Series G	4/30/08	22,500,000	$0.405	$0.375	22,500,000	$9,112,500	$8,437,500	$675,000
Series H	6/2/08	45,000,000	$0.40	$0.375	45,000,000	$18,000,000	$16,875,000	$1,125,000
Series I	9/30/08	45,000,000	$0.205	$0.375	45,000,000	$9,225,000	$16,875,000	-
Series I	10/6/08	22,500,000	$0.175	$0.375	22,500,000	$3,937,500	$8,437,500	-
Series I	12/31/08	28,100,000	$0.11	$0.375	28,100,000	$3,091,000	$10,537,500	-
Series I	1/13/09	45,000,000	$0.10	$0.375	45,000,000	$4,500,000	$16,875,000	-
Series I	3/31/09	45,000,000	$0.07	$0.375	45,000,000	$3,150,000	$16,875,000	-
Series L	6/29/09	50,625,000	$0.045	$0.375	50,625,000	$2,278,125	$18,984,375	-
Series L	11/13/09	67,500,000	$0.03	$0.375	67,500,000	$2,025,000	$25,312,500	-

(1)	The price is the mean of the high and low sales prices on the day in question.
(2)	The initial conversion price of the Series G, H and I preferred stock was $5 but was later reduced to $0.0275 in accordance with provisions to adjust to market price of Common A at November 7, 2009.
(3)	Calculated using the market price per share on the date of issuance.
(4)	Preferred stock and warrants outstanding have anti-dilutive provisions whereby the conversion price may be reduced if subsequent equity offerings are below the current conversion price.

6.	Please provide us, with a view toward disclosure in the information statement, with tabular disclosure of:

•
the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer, presented in a. table with the following information disclosed separately:

•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

o	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

o
if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•
the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•
the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•
the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Response:
In response to the Staff’s comment, the Company has included the following table in Amendment No. 1 which summarizes the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the Company:

	Date	# of Warrants	Market Price at Date of Sale	Exercise Price	Total Possible Underlying Shares	Combined Market Price on Underlying Shares (1)	Combined Value Based on Exercise Price	Possible Profit Due to Discount (2)
Warrants
Class A	10/14/04	600,000	$1.25	$1.25	600,000	$750,000	$750,000	-
Class B	5/27/05	1,500,000	$0.16	$0.16	1,500,000	$240,000	$240,000	-
Class A	5/27/05	300,000	$0.16	$0.16	300,000	$48,000	$48,000	-
Class A	1/25/06	300,000	$1.25	$1.25	300,000	$375,000	$375,000	-
Class A	4/11/06	50,000	$0.30	$0.30	50,000	$15,000	$15,000	-
Class A	4/21/06	200,000	$0.10	$0.10	200,000	$20,000	$20,000	-
Class A	5/1/06	100,000	$0.01	$0.01	100,000	$1,000	$1,000	-
Class A	5/2/06	150,000	$0.10	$0.10	150,000	$15,000	$15,000	-
Class A	5/8/06	350,000	$0.01	$0.01	350,000	$3,500	$3,500	-
Class A	3/26/07	4,000,000	$0.025	$0.025	4,000,000	$100,000	$100,000	-
Class A	3/26/07	3,600,000	$0.30	$0.30	3,600,000	$1,080,000	$1,080,000	-
Class A	7/5/07	25,000	$0.30	$0.30	25,000	$7,500	$7,500	-
Class A	9/14/07	50,000	$0.32	$0.32	50,000	$16,000	$16,000	-
Class A	9/14/07	25,000	$0.30	$0.30	25,000	$7,500	$7,500	-
Class A	12/6/07	6,465,000	$0.50	$0.50	6,465,000	$3,232,500	$3,232,500	-
Class A	12/6/07	7,000,000	$0.50	$0.50	7,000,000	$3,500,000	$3,500,000	-
Class A	1/26/08	200,000	$0.39	$0.39	200,000	$78,000	$78,000	-
Class A	1/30/08	800,000	$0.43	$0.60	800,000	$344,000	$480,000	-
Class A	3/31/08	25,000	$0.60	$0.60	25,000	$15,000	$15,000	-
Class A	3/31/08	25,000	$0.90	$0.90	25,000	$22,500	$22,500	-
Class A	3/31/08	25,000	$1.20	$1.20	25,000	$30,000	$30,000	-
Class A	4/1/08	1,250,000	$0.45	$0.45	1,250,000	$562,500	$562,500	-
Class A	4/1/08	500,000	$0.45	$1.00	500,000	$225,000	$500,000	-
Class A	4/25/08	1,868,217	$0.375	$0.375	1,868,217	$700,581	$700,581	-
Class A	6/5/08	25,000	$0.40	$0.40	25,000	$10,000	$10,000	-
Class A	6/13/08	1,000,000	$0.38	$0.38	1,000,000	$380,000	$380,000	-
Class A	7/8/08	100,000	$0.34	$0.34	100,000	$34,000	$34,000	-
Class A	4/8/09	100,000	$0.09	$0.34	100,000	$9,000	$34,000	-

(1)	Using the market price per share on the date of issuance.
(2)	No issuance of warrants resulted in a discount due to no intrinsic value at the date of issuance.

7.	Please provide us, with a view toward disclosure in the information statement, with tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the convertible preferred stock, warrants, and convertible notes transactions;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment four;

•	the resulting net proceeds to the issuer; and

•
the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible preferred stock, warrants, and convertible notes and any other warrants, options, notes, or other securities of the issuer that were disclosed in response to comments four and five above.

Further, please provide us, with a view toward disclosure in the information statement, with disclosure - as a percentage - of the total amount of all possible payments (as disclosed in response to comment four) and the total possible discount to the market price of the shares underlying the convertible preferred stock, warrants, and convertible notes (as disclosed in response to comment five) divided by the net proceeds to the issuer from the sale of the convertible preferred stock, warrants, and convertible notes.

Response:
In response to the Staff’s comment, the Company has included the following table in Amendment No. 1:

	Date	Gross Proceeds	Payments Made or Required to Be Made by the Company (1)	Net Proceeds	Possible Profit Due to Conversion Discount	Percentage of Discount to Net Proceeds
Series
A	12/7/99	$155,000	0	$155,000	$9,145	6%

G	10/15/07	$3,000,000	$425,277.71	$2,574,722.29	$69,000,000	2680%
G	1/31/08	$3,000,000	$370,602.64	$2,629,397.36	$42,818,182	1628%
G	3/13/08	$4,000,000	$449,943.42	$3,550,056.58	$52,737,273	1486%
G	4/30/08	$2,000,000	$208,549.18	$1,791,450.82	$27,454,546	1533%

H	6/2/08	$4,000,000	$395,301.64	$3,604,698.36	$54,181,818	1503%

I	9/30/08	$4,000,000	$309,014.79	$3,690,985.21	$25,818,182	699%
I	10/6/08	$2,000,000	$152,779.40	$1,847,220.60	$10,727,273	581%
I	12/31/08	$2,500,000	$153,390.41	$2,346,609.59	$7,500,000	320%
I	1/13/09	$4,000,000	$237,064.33	$3,762,935.67	$10,545,455	280%
I	3/31/09	$4,500,000	$182,722.19	$4,317,277.81	$6,181,818	143%

L	6/29/09	$4,500,000	$136,020.82	$4,363,979.18	$15,750,000	361%
L	11/13/09	$6,000,000	$98,937.50	$5,901,062.50	$12,000,000	203%

(2)
Pursuant to their respective Certificates of Designation, holders of the Company’s Series G, H, I, and L Preferred Stock are entitled to receive dividends payable on the stated value of the preferred stock at a rate of six percent (6%) per annum, which shall be cumulative, accrue daily from the issuance date and be due and payable on the first day of each calendar quarter.  Such dividends accrue whether or not declared, but no dividend shall be paid unless there are profits, surplus or other funds legally available for the payment of dividends.  Dividends are payable in cash or common stock, at the option of the holder.  The accumulation of unpaid dividends shall bear interest at a rate of six percent (6%) per annum.

Dilutive and Other Effects of Potential New Stock Issuances, page 6

8.
We note that you have indicated that the increase in the authorized number of shares of the Class A common stock is expected to result in the dilution of the equity interests of existing common stockholders, reduce the proportionate voting power of the existing common stockholders, and may decrease the market value per share of your Class A common stock. Please describe in greater detail the potential dilutive effects, reduction in voting power, and decrease in market value per share that will occur based on the increase in the number of shares of the Class A common stock, both before and after any possible reverse stock split.

Response:
In response to the Staff’s comment, the Company has revised its disclosure in Amendment No. 1 to indicate that the increased in authorized shares of the Class A common stock will not result in dilution of the equity interests of existing common stockholders, reduce the proportionate voting power of the existing common stockholders or decrease the market value per share of its Class A common stock.

Action 6 — Approval of Amendment to Certificate of Incorporation to Effect.... page 9

Potential Effects of a Reverse Stock Split, page 10

9.
The discussion and table on page 10 indicate that there are three reverse stock split scenarios. However, the first paragraph under the section entitled, "Action 6—Approval of Amendment to Certificate of Incorporation to Effect a reverse Stock Split," on page nine refers to only two stock split scenarios, 1 -for-50 and 1-for-100. Please clarify regarding the 1-for-25 stock split scenario, or advise.

Response:
In response to the Staff’s comment, the Company has revised its disclosure in Amendment No. 1 to indicate that there are only two stock split scenarios, 1-for-50 and 1-for-100.

Not a First Step in a Going Private Transaction, No Intent to Terminate…, page 11

10.
You state, “[t]he Company's Board of Directors does not intend that the reverse stock split, if implemented, would be a first step in any `going private transaction'..." If true, please affirmatively state that this is not a first step in a going private transaction and this action will not trigger your compliance with our going private rules. See Rule 13e-3 under the Exchange Act.

Response:
In response to the Staff’s comment, the Company has revised its disclosure in Amendment No. 1 to include an affirmative statement that the proposed reverse stock split is not the first step in a going private transaction and does not trigger compliance with the Staff’s going private rules.

Fractional Shares, page 12

11.   Please correct the reference to Rite Aid, or advise.

Response:
In response to the Staff’s comment, the Company has removed the reference to Rite Aid.

Security Ownership of Certain Beneficial Owners and Management, page 15

12.	Please clarify in footnote 10 the relationship between Vicis Capital, LLC and Vicis Capital Master Fund, and throughout the document as appropriate.

Response:

In response to the Staff’s comment, the Company has revised its disclosure in Amendment No. 1 to indicate that Vicis Capital, LLC is the investment advisor to Vicis Capital Master Fund.

13.
Please revise to identify the natural person, natural persons, or registered public company that have voting or investment control over the shares owned by Vicis Capital, LLC and Vicis Capital Master Fund. See the Division of Corporation Finance's Compliance & Disclosure Interpretation 240.04 for Regulation S-K (July 3, 2008).

Response:
The shares are held directly by Vicis Capital Master Fund, however, Vicis Capital, LLC may be deemed to beneficially own such shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of the voting and dispositive power over such shares granted by the Vicis Capital Master Fund to Vicis Capital, LLC. In response to the Staff’s comment, the Company has revised its disclosure in Amendment No. 1 to indicate that Shad Stastney, John Succo and Sky Lucas, in their capacity as members of Vicis Capital, LLC, the investment advisor to Vicis Capital Master Fund, have voting and investment power over the shares owned by Vicis Capital Master Fund.  Messrs. Stastney, Succo and Lucas disclaim beneficial ownership of such shares.

Form 10-K for the Fiscal Year Ended December 31, 2008

Exhibits 31.1 and 31.2

14.
We note that your Section 302 certifications do not comply with the language required by Item 601(31) of Regulation S-K, as The Amacore Group, Inc. is referred to as "the small business issuer." We also note that you use the reference "the registrant" in your Form 10-Q for the periods ended March 31 and June 30, 2009. Please confirm that The Amacore Group, Inc. will be referred to as "the registrant" in all the Section 302 certifications filed with your future Exchange Act filings.

Response:
The Company will be referred to as “the registrant” in all Section 302 certificates filed with future Exchange Act filings.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (646) 810-0596.

Very truly yours,

/s/ Sean F. Reid
Sean F. Reid

cc:           Jay Shafer